SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.  Notice AGM Notice of Meeting

PRANA BIOTECHNOLOGY LTD	PROXY FORM
SAMPLE CUSTOMER SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS	All correspondence to: Prana Biotechnology Ltd’s Registered Office: Suite 2 1233 High Street Armadale Victoria 3143 PO Box 8046 Armadale Victoria 3143 Australia Ph: +61 3 9824 8166 Fx: +61 3 9824 8161

Appointment of Proxy

I/We being member/s of Prana Biotechnology Ltd and entitled to vote hereby appoint

the Chairman of the Meeting (mark with an “X”)	OR	Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Prana Biotechnology Ltd to be held at Giorgios, 1235 High Street, Armadale, Victoria, 3143, Australia, at 10.30am on Friday 26th of November, 2010 and at any adjournment of that meeting.

If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of a resolution, please place a mark in the box.

By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the resolutions/s and that votes cast by the Chairman of the Meeting for those resolutions other than as proxy holder will be disregarded because of that interest.

If you do not mark this box, and you have not directed your proxy how to vote, the Chairman will not cast your votes on the resolution and your votes will not be counted in calculating the required majority if a poll is called on the resolution.

Voting directions to your proxy – please mark x to indicate your directions

		For	Against	Abstain*
Resolution 1:	Election of Mr. Paul Marks to Serve as a Director
Resolution 2:	Re-Election of Mr. Brian Meltzer to Serve as a Director
Resolution 3:	Non-Binding Adoption of Remuneration Report

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Contact Telephone Number

Contact Name	Contact Daytime Telephone	Date

PLEASE SIGN HERE   - This section must be signed in accordance with the instructions below to enable your directions to be implemented.

Individual or Security holder 1	Security holder 2	Security holder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

How to complete this Proxy Form

1	Your Name and Address

This is your name and address as it appears on the company’s share register.  If this information is incorrect, please contact the Company’s share registry to arrange for changes to be made.

2	Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box.  If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person.  If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy.  A proxy need not be a security holder of the Company.

3	Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be noted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes.  If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses.  If you mark more than one box on an item your vote on that item will be invalid.

4	Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll.  If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form.

5	Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.

Joint Holding:	where the holding is more than one name, all the security holders should sign.

Power of Attorney:
to sign under a Power of Attorney, you must have already lodged this document with the registry.  If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney.

Companies:
where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone.  Otherwise this form must be signed by a Director jointly with either another Director or Company Secretary.  Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission.  A form of the certificate may be obtained from the Company’s share registry.

Lodgement of a Proxy
This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting, by 10.30am (Melbourne, Victoria time) on Wednesday, 24th of November, 2010.  Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged by posting, delivery or facsimile to:
Prana Biotechnology Ltd’s Registered Office: Suite 2 1233 High Street Armadale Victoria 3143 Ph: +61 3 9824 8166	PO Box 8046 Armadale Victoria 3143 Australia Fx: +61 3 9824 8161

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

Notice of Annual General Meeting

Incorporating Explanatory Memorandum and Proxy Form

To Be Held On:
Friday, 26th of November 2010

At:
10.30am
Giorgios
1235 High Street
Armadale, Victoria, 3143

THIS PAGE HAS INTENTIONALLY BEEN LEFT BLANK

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

NOTICE OF 2010 ANNUAL GENERAL MEETING

Notice is hereby given that the 2010 Annual General Meeting (“the Meeting”) of Prana Biotechnology Limited (“the Company” or “Prana”) will be held at 10.30am on Friday the 26th of November, 2010 at Giorgios, 1235 High Street, Armadale, Victoria, 3143, Australia.

The Explanatory Notes and Proxy Form accompanying this Notice of 2010 Annual General Meeting are hereby incorporated in and compromise part of this Notice of 2010 Annual General Meeting.

BUSINESS

2010 ANNUAL FINANCIAL STATEMENTS
To receive and consider the Annual Financial Statements of the Company comprising the Financial Report, the Directors’ Report and the Auditor’s Report for the year ending 30 June 2010.  At the Meeting, a representative of the Company’s Auditors, PricewaterhouseCoopers (“PwC”) will be available to answer any questions of the members.

PROPOSED RESOLUTIONS

To consider and, if thought fit, to pass, with or without amendment, the following resolutions as ordinary resolutions:

Resolution 1:	Election of Mr. Paul Marks to Serve as a Director

“That Mr. Paul Marks, a Director, who was appointed on 14 January 2010, to fill a casual vacancy (as permitted under the Company’s Constitution), being eligible for election as a Director of the Company and offering himself for election, be and hereby is elected as a Director of the Company.”

Resolution 2:	Re-Election of Mr. Brian Meltzer to Serve as a Director

“That Mr. Brian Meltzer, being a Director of the Company, who retires by rotation from office and is eligible for re-election to the office of Director, be re-elected a Director of the Company.”

Resolution 3:	Non-Binding Adoption of Remuneration Report

“That shareholders hereby adopt the 2010 Remuneration Report as published in the Directors’ Report of the Company’s 2010 Annual Report.”

Dated:  Friday, 22nd October, 2010

By Order Of the Board

Mr Richard Revelins
Company Secretary
Prana Biotechnology Limited

The accompanying Explanatory Memorandum and the following information for shareholders form part of this Notice of Meeting.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

INFORMATION FOR SHAREHOLDERS

Voting in Person
To vote in person, attend the Annual General Meeting on the date and the time, at the place of the meeting as disclosed on page 3.

Corporate Representatives
If a representation of the corporation is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission.  A form of the certificate may be obtained from the Company’s share registry.

Voting by Proxy
Instructions in respect of the appointment of proxies accompany the Proxy Form attached.

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting, by 10.30am (Melbourne, Victoria time) on Wednesday, 24th of November 2010.  Any Proxy Form received after that time will not be valid for the scheduled meeting.

Voting Instructions
For the purposes of determining voting entitlements at the meeting, shares will be taken to be held by persons who are registered as holding shares at 5.00pm (Melbourne, Victoria Time) on Wednesday, 24th of November 2010.  Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

Documents may be lodged by posting, delivery or facsimile to:

Prana Biotechnology Ltd’s Registered Office: Suite 2 1233 High Street Armadale Victoria 3143 PO Box 8046 Armadale Victoria 3143 Australia Ph: +61 3 9824 8166 Fx: +61 3 9824 8161

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

EXPLANATORY MEMORANDUM
This Explanatory Memorandum dated 22nd of October 2010, has been issued by Prana Biotechnology Limited (“the Company” or “Prana”). This Explanatory Memorandum forms part of, and should be read in conjunction with, the Notice of 2010 Annual General Meeting of the Company to be held on 26th of November, 2010, to which this Explanatory Memorandum is attached.  This Explanatory Memorandum has been prepared to assist shareholders of the Company in the consideration of the resolutions proposed in the Notice of 2010 Annual General Meeting.

The Board of Directors of the Company recommends that shareholders vote in favour of the Resolutions described in this Explanatory Memorandum.

Presentation of 2010 Annual Financial Statements

To receive and consider the Annual Financial Report of the Company for the year ended 30 June 2010 and the Report by Directors and Auditors thereon.  At the meeting a representative of the Company’s Auditors, PwC, will be available to answer any questions in relation to their Audit of the Annual Report.

Resolutions

Business

Resolution 1.	Election of Mr. Paul Marks to Serve as a Director
Mr. Marks, aged 60, has extensive experience in healthcare and mining investment, foreign exchange and commodities trading.  He was Vice-President of Foreign Exchange with Prudential-Bache Securities and Senior FX Strategist with National Australia Bank.  Since the mid-1990’s, Mr. Marks has specialised in private investments in listed and unlisted companies.  A chemical engineer and mathematician by training, Mr. Marks holds a Bachelor of Chemical Engineering and a Masters in Applied Finance.

Mr. Marks has been a large shareholder in Prana for several years and has participated in a number of the Company’s financings.

Mr. Marks is also a director of Conquest Mining Limited (ASX: CQT) and is on the Board of several unlisted private companies.

Resolution 2	Re-Election of Mr. Brian Meltzer to Serve as a Director
At each Annual General Meeting of the Company, one third of the directors of the Company (except a Managing Director) must retire from office by rotation, in accordance with the Company’s Constitution.  No director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election.  A director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Mr. Meltzer has served as an Independent Non-Executive Director of our Company since December 1999.

Mr Meltzer, aged 56, has over 30 years experience in economics, finance and investment banking.  Mr. Meltzer is a Director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology. Mr Meltzer is a Non-Executive Director on the boards of a number of private companies. He is also a Director on the boards of the Australian-Israel Chamber of Commerce and is Deputy Chairman of Independence Australia (previously Paraquad).

Mr. Meltzer currently serves as the Chairman of the Audit, Risk and Compliance Committee, the Remuneration Committee and the Nomination Committee and was last re-elected by shareholders at the 2008 AGM.

Resolution 3:	Non-Binding Adoption of Remuneration Report
Pursuant to the Corporations Act 2001 at the Annual General Meeting of a listed company, the Company must propose a resolution that the Remuneration Report be adopted.  Also pursuant to the Corporation Act, the vote on this Resolution is advisory only and does not bind either the Directors or the Company.

The purpose of Resolution 3 is to lay before the Shareholders, the Company’s Remuneration Report so that Shareholders may ask questions about or make comments on the management of the Company in accordance with the requirements of the Corporations Act 2001 and vote on a non-binding resolution to adopt the Remuneration Report for the year ended 30 June 2010.

The Remuneration Report is contained in the 2010 Annual Report which is available online at Error! Hyperlink reference not valid.www.pranabio.com or by contacting the Company.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

THIS PAGE HAS INTENTIONALLY BEEN LEFT BLANK

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: October 25, 2010